Exhibit 11

INTERNATIONAL PAPER COMPANY
STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (1)
(Unaudited)
(In millions, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Earnings (loss) from continuing operations	$235	$118	$527	$301
Discontinued operations	24	16	50	21
Net earnings (loss)	259	134	577	322
Effect of dilutive securities	—	—	—	—
Net earnings - assuming dilution	$259	$134	$577	$322
Average common shares outstanding	444.9	434.8	443.2	434.5
Effect of dilutive securities
Restricted stock performance share plan	3.3	3.4	4.3	4.8
Stock options	0.3	—	0.4	—
Average common shares outstanding - assuming dilution	448.5	438.2	447.9	439.3
Earnings (loss) per common share from continuing operations	$0.53	$0.27	$1.19	$0.69
Discontinued operations	0.05	0.04	0.11	0.05
Net earnings (loss) per common share	$0.58	$0.31	$1.30	$0.74
Earnings (loss) per common share from continuing operations - assuming dilution	$0.52	$0.27	$1.18	$0.68
Discontinued operations	0.05	0.04	0.11	0.05
Net earnings (loss) per common share - assuming dilution	$0.57	$0.31	$1.29	$0.73

Note: If an amount does not appear in the above table, the security was antidilutive for the periods presented.

(1) Attributable to International Paper Company common shareholders.